FORM 11-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
(Mark One)
               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended: December 31, 2002

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
          For the transition period from:____________ to: ____________
                         Commission file number: 1-13754

                       THE ALLMERICA FINANCIAL EMPLOYEES'
                           401(K) MATCHED SAVINGS PLAN
                            (Full title of the plan)

                         ALLMERICA FINANCIAL CORPORATION
             (Exact name of registrant as specified in its charter)

           Delaware                                     04-3263626
 (State or other jurisdiction of                     (I.R.S. Employer
  incorporation or organization)                      Identification Number)

               440 Lincoln Street, Worcester, Massachusetts 01653
                    (Address of principal executive offices)
                                   (Zip Code)

                                 (508) 855-1000
              (Registrant's telephone number, including area code)

        _________________________________________________________________
 (Former name, former address and former fiscal year, if changed since last report)

The Allmerica Financial
Employees' 401(k) Matched
Savings Plan
Financial Statements
and Additional Information
December 31, 2002 and 2001

The Allmerica Financial Employees' 401(k) Matched Savings Plan
--------------------------------------------------------------------------------
December 31, 2002 and 2001






TABLE OF CONTENTS




Report of Independent Accountants.............................................1
Statements of Net Assets Available for Benefits...............................2
Statements of Changes in Net Assets Available for Benefits....................3
Notes to Financial Statements.................................................4




Additional Information*



Schedule H, line 4i - Schedule of Assets (Held At End of Year)...............10























* Other schedules required by the Department of Labor Rules and Regulations on reporting and disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

                        Report of Independent Accountants




To the Participants and Administrator of The Allmerica Financial Employees'
  401(k) Matched Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Allmerica Financial Employees' 401(k) Matched Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




June 25, 2003

The Allmerica Financial Employees' 401(k) Matched Savings Plan
Statements of Net Assets Available for Benefits
At December 31,
--------------------------------------------------------------------------------



                                                                      2002                 2001
                                                                ----------------     ---------------
Assets
Investments, at fair value:

  Non-Affiliated Mutual Funds:
    Fidelity Advisor Equity Income Fund                         $   49,393,176 *     $  67,271,076
    Dreyfus Cash Management Plus Fund                               47,429,131 *        12,580,734
    Dreyfus Premier Core Bond Fund                                  34,458,681 *        34,526,769
    SSgA S&P 500 Index Fund                                         33,702,795 *        50,277,278
    Putnam Vista Fund                                                9,260,538          14,733,399
    CRM Small Cap Value Fund                                         9,251,789          11,041,801
    Berger International Core Fund                                   7,597,659           9,991,660
    Alliance Bernstein Premier Growth
      Institutional Fund                                             6,843,130          10,254,493
    TCW Galileo Small Cap Growth Fund                                  982,224           1,165,968
    MFS High-Income Fund                                               664,482             289,620
                                                                ----------------     ---------------
                                                                   199,583,605         212,132,798

    Allmerica Financial Corporation
      Stock Fund, at fair value                                      8,582,432          33,581,727

Investment with First Allmerica Financial Life
Insurance Company, at contract value:
      Fixed Fund                                                    97,754,242 *       134,192,821

Participant loans                                                    8,339,109           9,406,238

Other assets                                                           184,181             252,697
                                                                ----------------     ---------------
Net assets available for benefits                                $ 314,443,569       $ 389,566,281
                                                                ================     ===============

* Amount represents five percent or more of net assets available for benefits at December 31, 2002.
















   The accompanying notes are an integral part of these financial statements.

The Allmerica Financial Employees' 401(k) Matched Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the years ended December 31,
--------------------------------------------------------------------------------


                                                                      2002                     2001
                                                             -------------------    --------------------
Investment loss:
  Net depreciation of:
      Non-affiliated mutual funds                              $   (32,138,302)        $   (16,909,736)
      Separate investment accounts                                      -                  (10,280,626)
      Allmerica Financial Corporation
        Stock Fund                                                 (27,288,493)            (20,795,007)
  Interest and dividend income                                      10,111,449              10,832,093
  Other loss                                                           (48,516)                (18,682)
                                                             -------------------    --------------------
                                                                   (49,363,862)            (37,171,958)
                                                             -------------------    --------------------

Contributions:
  Employer contributions                                             4,976,086               5,381,833
  Employee contributions                                            18,043,753              19,741,144
                                                             -------------------    --------------------
                                                                    23,019,839              25,122,977
                                                             -------------------    --------------------

  Total investment loss and contributions                          (26,344,023)            (12,048,981)
                                                             -------------------    --------------------


Benefit payments                                                   (48,575,773)            (33,190,631)
                                                             -------------------    --------------------

Net decrease during year                                           (74,919,796)            (45,239,612)

Transfers out of Plan                                                 (202,916)                 -

Net assets available for benefits,
  beginning of year                                                389,566,281             434,805,893
                                                             -------------------    --------------------

Net assets available for benefits,
  end of year                                                  $   314,443,569          $  389,566,281
                                                             ===================    ====================









   The accompanying notes are an integral part of these financial statements.

The Allmerica Financial Employees' 401(k) Matched Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

NOTE 1 - Description of plan

The following description of The Allmerica Financial Employees' 401(k) Matched Savings Plan ("the Plan") is provided for general informational purposes only. More complete information is provided in the Summary Plan Description, which is available from the Plan Administrator.

General

The Plan is a defined contribution plan for eligible employees of First Allmerica Financial Life Insurance Company ("FAFLIC," "the Sponsor" or "the Company"), a wholly-owned subsidiary of Allmerica Financial Corporation ("AFC").

The Plan is administered by the Sponsor ("the Plan Administrator") and is subject to the provisions of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In June 2001, the Board of Directors of AFC appointed State Street Bank and Trust Company the Trustee of the Plan and of the AFC Stock Fund. The Sponsor holds those assets invested in its Fixed
Fund. The Plan's recordkeeper is Hewitt Associates LLC.

Eligibility

Active employees are eligible for participation in the Plan on the first day of employment with the Company, as defined by the Plan document.

Employer contributions

The Plan has a 401(k) match provision. Employees are eligible to receive matching contributions in the Plan on the first day of the calendar month coincident with or next following completion of one year of service, as defined by the Plan document. Under this provision, the amount of the match is determined by Company performance at the discretion of the Sponsor's Board of Directors and is announced at the beginning of each year. Employer contributions are 100% vested to the participant immediately upon receipt. In addition, the Board of Directors may require that all matching contributions be made to the AFC Stock Fund. However, this restriction was not imposed during the 2002 or 2001 plan year.

In 2002 and 2001, the matching contribution rate was 50% of the first 6% of participants' 401(k) contributions made to the Plan in each pay period. The matching contribution rate was not applied to any 2002 401(k) "Catch-up Contributions" made by participants (see "Participant accounts"). These contributions were allocated to the same investment vehicles as the employee contributions.

Forfeitures

Forfeitures of employer contributions related to nonvested terminated participants have been transferred to the Dreyfus Cash Management Plus Fund in 2002 and 2001. Forfeited amounts are used to offset the employer contributions and are allocated to the Plan's investment vehicles based upon the investment elections of each eligible participant. Forfeitures in the amount of $495,908 and $375,303 were used to reduce employer contributions in 2002 and 2001, respectively.

Participant accounts

Active participants in the Plan are eligible to make 401(k) deferral contributions through the use of a salary reduction plan up to a maximum of $11,000 for 2002 and $10,500 for 2001.

As a result of the Tax Relief Reconciliation Act of 2001, a "Catch-up Contribution" provision was established to allow employees, who reach at least 50 years of age during 2002, to accelerate the amount they defer up to a maximum of $12,000. The $1,000 amount deferred in excess of the annual limit is not eligible to receive a company match. This provision was effective January 1, 2002. During 2002, 69 employees accelerated their deferrals resulting in additional contributions of $66,664.

Beginning June 12, 2001, participants were no longer able to direct their contributions to or maintain balances in the Separate Investment Accounts of the Sponsor. These investment options were replaced with non-affiliated mutual funds. As directed by participant election, contributions can be invested in the Fixed Fund, the non-affiliated mutual funds, or the Allmerica Financial Corporation Stock Fund. All investment income is reinvested in the same investment vehicle and is credited to the respective participant account.

Participant loans

Loans made to active participants are secured by the vested portion of the participant's account up to the limit as defined in the Plan document. Loans vary in duration, depending upon purpose, and are at an interest rate determined by the Plan Administrator. A participant is limited to a maximum of two loans outstanding at any one time from all plans of the Company combined. Loan fees are not charged to employees. Interest income on participant loans totaled $690,633 and $842,106 in 2002 and 2001, respectively.

Distributions and vesting provisions

Vested account balances become payable upon retirement, death, or separation from service (including disability) as defined in the Plan document.

A participant's account balance is immediately vested and includes the employer matching contribution, the rollover account, the after-tax voluntary contribution account and the tax deductible voluntary contribution account. In addition, all employer profit sharing contributions for active participants (contributed for the plan years 1994 and prior) are now fully vested.

The amounts vested at December 31, 2002 and 2001 were $314,374,822 and $378,763,927, respectively. Unvested amounts relate to employer contributions of terminated particpants with less than five years of a continuous break in service.

Payments from the fund are subject to limitations and requirements specified in the Plan document.

NOTE 2 - Significant accounting policies

Significant accounting and reporting policies followed by the Plan are summarized as follows:

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Valuation of investments

The Fixed Fund is held in the Sponsor's general account and provides for guaranteed rates of interest reset annually. The credited interest rate was 6.00% for monies invested in 2002 and 2001. The average rate of return for the Fixed Fund for both years ended December 31, 2002 and 2001 was 6.00%.

The investment contracts held by the Fixed Fund of the Plan are fully benefit-responsive and are therefore exempt from fair value accounting for certain contracts under the provisions of Statement of Position 94-4, Reporting Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Plans. As such, these investments are recorded at contract value, which approximates fair value at December 31, 2002 and 2001.

Investments in non-affiliated mutual funds are priced using the end of day fair market value of the underlying funds as recorded by State Street Bank and Trust Company. Investment options prior to June 12, 2001 were in the separate investment accounts for qualified corporate retirement programs administered by the Sponsor (see Note 1 - "Participant accounts"). The investment returns of the non-affiliated mutual funds and the separate investment accounts of the Sponsor were as follows:

                                                                Period from
                                         Year Ended           July 1, 2001 to
                                      December 31, 2002      December 31, 2001
                                      -----------------      -----------------
Non-Affiliated Mutual Funds
---------------------------
Fidelity Advisor Equity Income Fund       (15.20)%               (3.45)%
Dreyfus Cash Management Plus Fund           1.59 %                1.44 %
Dreyfus Premier Core Bond Fund              5.88 %                0.52 %
SSgA S&P 500 Index Fund                   (22.34)%               (6.60)%
Putnam Vista Fund                         (30.67)%              (13.86)%
CRM Small Cap Value Fund                  (17.83)%                3.44 %
Berger International Core Fund            (19.56)%               (9.31)%
Alliance Bernstein Premier Growth
 Institutional Fund                       (30.81)%              (10.94)%
TCW Galileo Small Cap Growth Fund         (47.50)%              (21.32)%
MFS High-Income Fund                        0.76 %                0.31 %


                                                                Period from
                                         Year Ended          January 1, 2001 to
Separate Investment Accounts          December 31, 2002       to June 30, 2001
---------------------------           -----------------      ------------------
Growth Stock Fund                            n/a                 (8.97)%
Indexed Stock Fund                           n/a                 (7.21)%
Select Aggressive Growth Fund                n/a                (12.36)%
Select International Equity Fund             n/a                (14.23)%
Select Growth Fund                           n/a                (14.84)%
Balanced Fund                                n/a                 (0.88)%
Select Capital Appreciation Fund             n/a                 (0.35)%
Money Market Fund                            n/a                  3.29 %
Diversified Bond Fund                        n/a                  3.41 %
Government Securities Fund                   n/a                  3.32 %

Due to participant-directed investment activity, actual investment returns experienced by the participants in the Plan may differ from those displayed in the above Fund returns.

The AFC Stock Fund ("the Fund") is a collective trust established by Allmerica Trust Company, N.A. (a wholly-owned subsidiary of AFC). The Fund is stated at fair value as determined by quoted market prices of both AFC common stock and cash equivalents held in the Fund. Beginning June 12, 2001, State Street Bank and Trust Company became the Trustee of the Fund. The investment return for 2002 and 2001 was (75.34)% and (37.46)%, respectively.

Purchases and sales of securities are accounted for as of the trade date.

Other assets

Other assets represent the value of individual annuities purchased from the Sponsor and the annual interest earned plus the cash surrender value of life insurance contracts held within the Plan.

Administrative expenses

Hewitt Associates LLC maintains agreements with certain non-affiliated mutual funds and for such agreements receives a portion of certain asset-based fees (12b-1 fees) charged by the fund. These fees are calculated based on the average daily net asset value of Plan assets in each respective fund. These fees are used to reduce charges by Hewitt Associates LLC to the Sponsor for certain administrative and professional services.

Beginning June 12, 2001, State Street Bank and Trust Company began providing certain trustee services for the Plan. These fees are voluntarily assumed and paid directly by the Sponsor. The Sponsor pays all other expenses incurred in the administration of the Plan.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE 3 - Federal income taxes

The Internal Revenue Service has determined and informed the Sponsor by a letter dated February 21, 2002, that the Plan is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the Internal Revenue Code. Therefore, no provision for income tax is required.

NOTE 4 - Plan termination

Although the Sponsor has not expressed any intent to terminate the Plan or discontinue contributions, it may do so at any time. Should the Plan terminate or discontinue contributions, the Plan provides that each participant's interest in the Plan's assets as of the termination date shall become 100% vested and non-forfeitable and be either payable to the participant or applied to purchase a non-forfeitable retirement annuity at the participant's option.

NOTE 5 - Significant transactions and other matters

During 2002, the Sponsor adopted a restructuring plan related to its life insurance and annuity business. This initiative resulted in the elimination of approximately 475 positions, of which 366 employees were terminated as of December 31, 2002 and 63 vacant positions were eliminated. Plan assets have declined during 2002 as a result of increased withdrawals related to these terminated employees.

During 2002, certain employees became agents of the Company. This resulted in the transfer of $202,916 of Plan assets to The Allmerica Financial Agents' Retirement Plan in accordance with Plan provisions.

The Allmerica Financial Employees' 401(k) Matched Savings Plan
Form 5500, Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
At December 31, 2002
--------------------------------------------------------------------------------


          Identity of                      Description                        Shares or      Contract or
             Issue                        of Investments                        Units       Current Value
Investment with First
Allmerica Financial Life
Insurance Company**:

   Fixed Fund                    Interest rate at 6.00%                                    $ 97,754,242 *

Investments with
Non-Affiliated Mutual Funds:

   Fidelity Advisor Equity       Diversified portfolio of mid- to             2,409,423       49,393,176 *
   Income Fund                   large-cap value companies

   Dreyfus Cash Management       Short-term money market fund that            4,586,066       47,429,131 *
   Plus Fund                     invests primarily in high-quality
                                 domestic and foreign U.S. Dollar
                                 denominated money market instruments

   Dreyfus Premier Core Bond     Broad-based, intermediate-term bond          3,257,186       34,458,681 *
   Fund                          fund designed to offer diversified
                                 exposure to the domestic fixed-income
                                 market

   SSgA S&P 500 Index Fund       Common stocks which comprise S&P 500         2,322,729       33,702,795 *
                                 Composite Stock Index

   Putnam Vista Fund             Growth oriented, mid-cap fund with           1,546,000        9,260,538
                                 domestic focus

   CRM Small Cap                 Small-cap fund focused on long-term            563,103        9,251,789
   Value Fund                    capital appreciation by investing in
                                 value-oriented securities

   Berger International          Portfolio of value oriented, foreign           920,928        7,597,659
   Core Fund                     mid- and large-cap multinational
                                 companies (sub-advised by Bank of
                                 Ireland Asset Management)

The Allmerica Financial Employees' 401(k) Matched Savings Plan
Form 5500, Schedule H, Line 4i (continued)
Schedule of Assets (Held at End of Year)
At December 31, 2002
--------------------------------------------------------------------------------


          Identity of                      Description                        Shares or         Contract or
             Issue                        of Investments                        Units          Current Value
Investments with
Non-Affiliated Mutual Funds
(continued):

   Alliance Bernstein Premier    Large-cap growth fund investing in             934,854           6,843,130
   Growth Institutional Fund     companies with above average earnings
                                 growth

   TCW Galileo Small             Small- to mid-cap aggressive growth             99,617             982,224
   Cap Growth Fund               fund

   MFS High-Income               Portfolio that seeks high current               67,707             664,482
   Fund                          income by investing in higher
                                 yielding, lower rated debt of
                                 financially weaker companies

Allmerica Financial              Common stock traded on the New York            764,149           8,582,432
Corporation Stock                Stock Exchange and cash equivalents
Fund **

Participant loans                Interest rates from 5.25% to 10.50%                              8,339,109

Other assets                     Individual annuities and life                                      184,181
                                 insurance contracts purchased from
                                 First Allmerica Financial Life
                                 Insurance Company **

                                                                                         --------------------
Total Investments                                                                              $314,443,569
                                                                                         ====================


*    Amount represents five percent or more of net assets available for benefits.
**  Represents party-in-interest.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 THE ALLMERICA FINANCIAL EMPLOYEES'
                                 401(K) MATCHED SAVINGS PLAN
                                 (Name of Plan)

                                 /s/ Barbara Z. Rieck

                                 Plan Administrator: First Allmerica Financial Life Insurance Company by Barbara Z. Rieck Manager of Retirement Services


June 25, 2003

Exhibit Index

Exhibit 23.1      Consent of Independent Accountants

Exhibit 99.1 Certification of Bruce C. Anderson in the capacity of Chief Executive Officer

Exhibit 99.2 Certification of Warren E. Barnes in the capacity of Chief Financial Officer